UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 45)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

5

This Amendment No. 45 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 44 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

Distribution Asset Purchase Agreement. On April 13, 2017, Coca-Cola Bottling Co. Consolidated (the “Coke Consolidated”) and Coca-Cola Refreshments USA, Inc. (“CCR”), a wholly-owned subsidiary of The Coca-Cola Company, entered into an asset purchase agreement (the “April 2017 Distribution APA”) regarding Coke Consolidated’s acquisition of assets used primarily by CCR in the distribution, promotion, marketing and sale of beverage products owned and licensed by The Coca-Cola Company and of cross-licensed brands (as defined below) in territories located in northern Ohio that are currently served by CCR (the “Territory”). The territory expansion transaction contemplated by the April 2017 Distribution APA was described in the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company on February 8, 2016 and described in Amendment No. 39 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2016 and filed as Exhibit 99.2 thereto (as amended pursuant to the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company on February 6, 2017 and described in Amendment No. 43 to the Schedule 13D filed with the SEC on February 7, 2017 and filed as Exhibit 99.2 thereto, the “February 2016 LOI”).

Pursuant to the April 2017 Distribution APA, Coke Consolidated will purchase from CCR (i) certain rights relating to the distribution, promotion, marketing and sale of certain beverage brands not owned or licensed by The Coca-Cola Company (“cross-licensed brands”) but currently distributed by CCR in the Territory and (ii) certain assets related to the distribution, promotion, marketing and sale of both The Coca-Cola Company beverage brands and cross-licensed brands currently distributed by CCR in the Territory (the business currently conducted by CCR in the Territory using such assets is referred to as the “Distribution Business”) and assume certain liabilities and obligations of CCR relating to the Distribution Business. Subject in each case to certain adjustments as set forth in the April 2017 Distribution APA, the aggregate purchase price for the transferred assets is approximately $45.2 million, and the base purchase price amount to be paid by Coke Consolidated in cash after deducting the value of certain retained assets and retained liabilities is approximately $36.8 million.

The April 2017 Distribution APA includes customary representations, warranties, covenants and agreements, including, among other things, covenants of CCR regarding the conduct of the Distribution Business prior to the closing of the transaction contemplated by the April 2017 Distribution APA. The representations and warranties of Coke Consolidated and CCR will survive for 18 months following the transaction closing date under the April 2017 Distribution APA, except that the representations and warranties of Coke Consolidated and CCR relating to incorporation, authority, no conflicts, CCR’s title to the transferred assets and broker fees will not expire, the representations and warranties of CCR with respect to environmental matters will survive for five years following the transaction closing date and the representations and warranties of CCR with respect to employee benefits matters and tax matters will survive for three years following the transaction closing date. CCR is obligated to indemnify Coke Consolidated with respect to, among other matters, inaccuracies or breaches of representations or warranties (subject to certain customary limitations), breaches of covenants and liabilities retained by CCR. Coke Consolidated is obligated to indemnify CCR with respect to inaccuracies or breaches of representations or warranties, breaches of covenants, the ownership, operation or use of the transferred assets or the operations of the Distribution Business after the closing and certain liabilities assumed by Coke Consolidated.

The April 2017 Distribution APA contains customary termination rights for both Coke Consolidated and CCR, including (i) the right of each party to terminate if the transaction contemplated by the April 2017 Distribution APA has not closed by December 31, 2017 and (ii) the right of Coke Consolidated to terminate (subject to certain conditions) if any matters disclosed by amendments or supplements to the disclosure schedules delivered by CCR would (absent such amendments or supplements) cause the applicable closing condition related to the bring-down of the representations and warranties by CCR in the April 2017 Distribution APA to no longer be met.

6

Consummation of the transaction contemplated by the April 2017 Distribution APA is subject to a number of conditions precedent and future events occurring, including: (i) the absence of any law or governmental order precluding the consummation of the transaction contemplated by the April 2017 Distribution APA and the absence of any governmental proceeding seeking such an order, (ii) the receipt of any required governmental consents, (iii) the expiration or termination of any waiting period applicable to the consummation of the transaction contemplated by the April 2017 Distribution APA under the Hart-Scott-Rodino Act, if applicable to the transaction, (iv) the receipt and delivery by CCR of certain third party consents, (v) agreement upon matters related to the financial methodology underlying certain financial information about the Distribution Business, (vi) agreement upon matters related to the age and condition of certain fleet assets and vending equipment to be transferred at the closing, (vii) the execution of an amendment to Coke Consolidated’s final comprehensive beverage agreement with respect to the Distribution Business, (viii) no material adverse effect shall have occurred with respect to the Distribution Business, (ix) the continued accuracy of the representations and warranties given by CCR and Coke Consolidated (subject to certain qualifications), and (x) the execution of certain agreements or other documents with respect to the Distribution Business regarding (A) employee matters, (B) transition services to be provided by CCR to Coke Consolidated (if necessary), and (C) the delivery by The Coca-Cola Company of confirmation of certain marketing funding support arrangements. There can be no assurances that these future events will occur or that these conditions will be satisfied, or if not satisfied, waived at the closing.

Pursuant to the April 2017 Distribution APA, Coke Consolidated and CCR have also agreed to use their reasonable good faith efforts to (i) mutually agree upon one or more legally binding agreements with respect to Coke Consolidated’s economic participation in the existing U.S. national food service and warehouse juice businesses of The Coca-Cola Company and its applicable affiliates, on commercially reasonable terms and conditions to be negotiated in good faith by Coke Consolidated and CCR, and (ii) reach alignment on the key business principles of Coke Consolidated’s economic participation in all future non-direct store delivery products or business models of The Coca-Cola Company and its applicable affiliates, including all future beverages, beverage components, and other beverage products distributed by means other than direct store delivery. However, Coke Consolidated and CCR have agreed that neither the execution of agreements regarding any such economic participation nor reaching alignment on such key business principles is a condition to closing the transaction under the April 2017 Distribution APA.

Manufacturing Asset Purchase Agreement. Concurrent with the execution of the April 2017 Distribution APA, on April 13, 2017, Coke Consolidated and CCR entered into an asset purchase agreement (the “April 2017 Manufacturing APA”), pursuant to which CCR will sell to Coke Consolidated a regional manufacturing facility located in Twinsburg, Ohio (the “Twinsburg Facility”) and related manufacturing assets as Coke Consolidated continues to expand its role as a regional producing bottler in The Coca-Cola Company’s national product supply system. The transaction contemplated by the April 2017 Manufacturing APA was described in the February 2016 LOI.

Pursuant to the April 2017 Manufacturing APA, Coke Consolidated will purchase from CCR the Twinsburg Facility and related manufacturing assets that currently help serve the Territory (the business currently conducted by CCR at the Twinsburg Facility is referred to as the “Manufacturing Business”). Coke Consolidated will also assume certain liabilities and obligations of CCR relating to the Manufacturing Business. Subject in each case to certain adjustments as set forth in the April 2017 Manufacturing APA, the aggregate purchase price for the Twinsburg Facility and related manufacturing assets is approximately $38.7 million, and the base purchase price amount to be paid by Coke Consolidated in cash after adjusting for the value of certain retained assets and retained liabilities is approximately $50.1 million.

The April 2017 Manufacturing APA includes customary representations, warranties, covenants and agreements, including covenants of CCR regarding the Manufacturing Business conducted at the Twinsburg Facility prior to the closing of the transaction contemplated by the April 2017 Manufacturing APA. The representations and warranties of Coke Consolidated and CCR will survive for 18 months following the transaction closing date under the April 2017 Manufacturing APA, except that the representations and warranties of Coke Consolidated and CCR relating to incorporation, authority, no conflicts, CCR’s title to the transferred assets and broker fees will not expire, the representations and warranties of CCR with respect to environmental matters will survive for five years following the transaction closing date and the representations and warranties of CCR with respect to employee benefits matters and tax matters will survive for three years following the transaction closing date. CCR is obligated to indemnify Coke Consolidated with respect to inaccuracies or breaches of representations or warranties (subject to certain customary limitations), breaches of covenants and liabilities retained by CCR. Coke Consolidated is obligated to indemnify CCR with respect to inaccuracies or breaches of representations or warranties, breaches of covenants, the ownership, operation or use of the transferred assets or the operation of the Manufacturing Business after the closing and certain liabilities assumed by Coke Consolidated.

7

The April 2017 Manufacturing APA contains customary termination rights for both Coke Consolidated and CCR, including (i) the right of each party to terminate if the transaction contemplated by the April 2017 Manufacturing APA has not closed by December 31, 2017 and (ii) the right of Coke Consolidated to terminate (subject to certain conditions) if any matters disclosed by amendments or supplements to the disclosure schedules delivered by CCR would (absent such amendments or supplements) cause the applicable closing condition related to the bring-down of the representations and warranties by CCR in the April 2017 Manufacturing APA to no longer be met.

Consummation of the transaction contemplated by the April 2017 Manufacturing APA is subject to a number of conditions precedent and future events occurring, including: (i) the absence of any law or governmental order precluding the consummation of the transaction contemplated by the April 2017 Manufacturing APA and the absence of any governmental proceeding seeking such an order, (ii) the receipt of any required governmental consents, (iii) the expiration or termination of any waiting period applicable to the consummation of the transaction contemplated by the April 2017 Manufacturing APA under the Hart-Scott-Rodino Act, if applicable to the transaction, (iv) the receipt and delivery by CCR of certain third party consents, (v) agreement upon matters related to the financial methodology underlying certain financial information about the Manufacturing Business, (vi) agreement upon matters related to the age and condition of certain fleet assets to be transferred at closing, (vii) the Coke Consolidated’s prior or simultaneous acquisition of the exclusive rights to market, promote, distribute and sell Covered Beverages and Related Products in the principal portions of the Territory that are served by the Twinsburg Facility, (viii) the execution of an amendment to Coke Consolidated’s final regional manufacturing agreement with respect to the Manufacturing Business conducted at the Twinsburg Facility, (ix) no material adverse effect shall have occurred with respect to the Manufacturing Business, (x) the continued accuracy of the representations and warranties given by CCR and Coke Consolidated (subject to certain qualifications), and (xi) the execution of certain agreements or other documents with respect to the Manufacturing Business regarding (A) employee matters and (B) transition services to be provided by CCR to Coke Consolidated (if necessary). There can be no assurances that these future events will occur or that these conditions will be satisfied, or if not satisfied, waived at the closing.

The foregoing description of the April 2017 Distribution APA and the April 2017 Manufacturing APA are only a summary and are qualified in their entirety by reference to the full text of such agreement and all exhibits thereto, which are filed as Exhibit 99.2 and Exhibit 99.3 to this Amendment No. 45 to the Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

8

Number of shares of Common Stock as to which The Coca-Cola Company has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,447 shares of Common Stock outstanding on March 13, 2017.

Item 7.	Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Distribution Asset Purchase Agreement, dated April 13, 2017, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 2.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on April 17, 2017

Exhibit 99.3	Manufacturing Asset Purchase Agreement, dated April 13, 2017, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated	Exhibit 2.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on April 17, 2017

9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Bernhard Goepelt
	Name:	Bernhard Goepelt
Date: April 17, 2017	Title:	Senior Vice President and General Counsel

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Christopher P. Nolan
	Name:	Christopher P. Nolan
Date: April 17, 2017	Title:	Vice President and Treasurer

COCA-COLA OASIS LLC

	By:	/s/ Christopher P. Nolan
	Name:	Christopher P. Nolan
Date: April 17, 2017	Title:	Vice President, Chief Executive Officer and Treasurer

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Christopher P. Nolan
	Name:	Christopher P. Nolan
Date: April 17, 2017	Title:	Vice President and Treasurer

Exhibit Index

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Distribution Asset Purchase Agreement, dated April 13, 2017, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 2.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on April 17, 2017

Exhibit 99.3	Manufacturing Asset Purchase Agreement, dated April 13, 2017, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated	Exhibit 2.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on April 17, 2017